

11017172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR -2 PM 2:38
SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 46310

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2010___ AND ENDING___12/31/2010___
                                         MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Brokerage Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 South Federal Highway, Suite 500
                                                   (No. and Street)

Boca Raton, FL 33432
        (City)                                        (State)                           (Zip Code)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.
                                      (Name – *if individual, state last, first, middle name*)

1201 South Orlando Avenue, Winter Park, FL 32789
        (Address)                          (City)                         (State)              (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

JD
3/9/2011

# Summit Brokerage Services, Inc.

## Report on Applying Agreed-Upon Procedures

### Year Ended December 31, 2010

# CONTENTS

---

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

SCHEDULE I

General Assessment Reconciliation (Form SIPC-7)



# MOORE STEPHENS
# LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
## ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Summit Brokerage Services, Inc.
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation on Form SIPC-7 ("Reconciliation") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Summit Brokerage Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation on Form SIPS-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than those specified parties.

Certified Public Accountants

Orlando, Florida
February 28, 2011

| **SIPC-7** | **SECURITIES INVESTOR PROTECTION CORPORATION** | **SIPC-7** |
|---|---|---|
| (33-REV 7/10) | P.O. Box 92185 Washington, D.C. 20090-2185<br>202-371-8300<br>**General Assessment Reconciliation** | (33-REV 7/10) |

For the fiscal year ended __DECEMBER 31__, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046310   FINRA   DEC
SUMMIT BROKERAGE SERVICES INC        16*16
595 S FEDERAL HWY STE 500
BOCA RATON FL 33432-5542

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)        $ __79,112__

B. Less payment made with SIPC-6 filed (exclude interest)        ( __37,744__ )

__08/13/2010__
Date Paid

C. Less prior overpayment applied        ( __—__ )

D. Assessment balance due or (overpayment)        __41,368__

E. Interest computed on late payment (see instruction E) for _____days at 20% per annum        __—__

F. Total assessment balance and interest due (or overpayment carried forward)        $ __41,368__

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above)        $ __41,368__

H. Overpayment carried forward        $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SUMMIT BROKERAGE SERVICES, INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __1__ day of __MARCH__, 20 _11_.

EXECUTIVE VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

# - DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___JANUARY 1___, 20_10_
and ending ___DECEMBER 31___, 20_10_
Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)    $ __58,539,063__

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.    __2,909,121__

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

       Total additions    __2,909,121__

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.    __27,713,362__

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.    __1,259,625__

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.    __397,566__

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       _REPRESENTS EARNINGS IN SUBS ADDED IN 2.b(1)_    __432,648__

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $ __∅__

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $ __∅__

       Enter the greater of line (i) or (ii)    __∅__

       Total deductions    __29,803,201__

2d. SIPC Net Operating Revenues    $ __31,644,893__

2e. General Assessment @ .0025    $ __79,112__
                            (to page 1, line 2.A.)